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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

  For Period Ended:          March 31, 1997
                        -------------------------

  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR

  For the Transition Period Ended: _____________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________
_______________________________________________________________________________


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PART I--REGISTRANT INFORMATION
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  Full Name of Registrant:    CinemaStar Luxury Theaters, Inc.

  Former Name if Applicable

 431 College Boulevard
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  Address of Principal Executive Office (STREET AND NUMBER)

    Oceanside, California  92057-5435
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  City, State and Zip Code



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PART II--RULES 12B-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (CHECK BOX IF APPROPRIATE)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


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PART III-- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

          The Registrant could not file Form 10-KSB for the year ended March 31, 1997 within the prescribed time period because the Registrant's independent certified public accountants have not yet completed their audit of the consolidated financial statements of the Registrant for the year ended March 31, 1997 because of delays in receiving evidential matter to support the financial statements due to the Registrant signing a letter of intent to obtain new equity financing, which has diverted management's attention and thus management has not been able to provide the auditors the necessary information to complete the audit procedures which they consider necessary under the circumstances.


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PART IV -- OTHER INFORMATION
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  (1) Name and telephone number of person to contact in regard to this notification

       Robert M. Steinberg    (310)           785-5322
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           (Name)         (Area Code)   (Telephone Number)



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  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

  [X] Yes   [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [X] Yes   [ ] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Exhibit B attached hereto and incorporated herein by this reference
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                        CinemaStar Luxury Theaters, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 30, 1997                 By      \s\ Jon Meloan
     ------------------------           ------------------------------------
                                        Jon Meloan, Vice President, Secretary
                                        and General Counsel




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                                    EXHIBIT A


            Statement of BDO Seidman, LLP Required by Rule 12b-25(c)


See attached letter, dated June 27, 1997.



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June 27, 1997



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of CinemaStar Luxury Theaters, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended March 31, 1997 because our Firm has not yet provided our report on our audit of the consolidated financial statements of the Registrant for the year ended March 31, 1997 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's consolidated financial statements and furnish the required opinion for a timely filing because of delays in receiving evidential matter to support the financial statements due to the Registrant signing a letter of intent to obtain new equity financing, which has diverted management's attention and thus management has not been able to provide the auditors the necessary information to complete the audit procedures which we consider necessary under the circumstances.

Very truly yours,


/s/ BDO SEIDMAN, LLP



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                                    EXHIBIT B


                  Information Required Under Part IV, Section 3


The Registrant's consolidated financial statements for the year ended March 31, 1997 are expected to reflect significant changes from the consolidated financial statements for the year ended March 31, 1996 as follows:

     a) Revenues for the year ended March 31, 1997 increased to approximately $19,600,000 from $11,524,740 for the year ended March 31, 1996. This increase is primarily the result of the Registrant opening two new theater locations during the year ended March 31, 1997 and opening one new theater location during the last week of the year ended March 31, 1996.

     b) The net loss for the year ended March 31, 1997 increased to approximately $4,300,000 or approximately $.61 per common share from $638,585 or $.10 per common share, for the year ended March 31, 1996. This increase can be attributed to both the cost associated with the opening and operation of the Registrant's new theater locations and $2,047,997 of non-cash interest expense during the year ended
          March 31, 1997 related to Regulation S convertible debentures issued at a discount to market. The Registrant plans to restate the 10-QSB's previously filed for the quarters ended June 30, 1996, September 30, 1996 and December 31, 1996 to reflect the non-cash interest expense related to the convertible debentures.